UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Lazard Active ETF Trust

Address of Principal	30 Rockefeller Plaza
Business Office:	New York, New York 10112

Telephone Number:	(800) 823-6300

Name and Address of Agent	Mark R. Anderson, Esq.
for Service of Process:	Secretary
Lazard Asset Management LLC
30 Rockefeller Plaza
New York, New York 10112

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A: ☒ Yes  ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 15th day of January, 2025.

Lazard Active ETF Trust

By:	/s/ Mark R. Anderson
Name:	Mark R. Anderson
Title:	Vice President and Secretary

Attest:	/s/ Robert Spiro
Name:	Robert Spiro
Witness